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                                                               November 18, 1996

Dear Shareholder:

I am pleased to report that on November 12, 1996, Edmark Corporation ("Edmark") entered into a merger agreement with International Business Machines Corporation and its wholly owned subsidiary, Indigo Acquisition Corp. ("Indigo"), that provides for the acquisition of Edmark by IBM through Indigo at a price of $15.50 per share. Under the terms of the proposed transaction, Indigo has commenced a cash tender offer for all outstanding shares of Edmark Common Stock at a price of $15.50 per share. The tender offer is currently scheduled to expire at 12:00 midnight, New York City time, on Monday, December 16, 1996.

Following the successful completion of the tender offer, upon approval by shareholder vote, if required, Indigo will be merged with Edmark and all shares not purchased in the tender offer will be converted into the right to receive in cash $15.50 per share or such higher price per share as may be offered in the tender offer, without interest.

YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE IBM OFFER AND THE MERGER AND DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF EDMARK SHAREHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT EDMARK SHAREHOLDERS ACCEPT THE IBM OFFER AND TENDER THEIR SHARES.

In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors. All of these factors are more fully described in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Edmark with the Securities and Exchange Commission and enclosed with this letter. We urge you to read carefully the Schedule 14D-9 in its entirety so that you will be fully informed as to the Board's recommendations.

Also accompanying this letter is a copy of Indigo's Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. These documents set forth the terms and conditions of the Indigo offer and provide instructions as to how to tender your shares. We urge you to read each of the enclosed materials carefully.

The Board of Directors and management of Edmark thank you for the support you have given the Company.

On behalf of the Board of Directors,

                                          Sincerely,

                                          EDMARK CORPORATION

                                          Frances M. Conley
                                          Chairman of the Board of Directors

Enclosures

         6727 185th Ave., N.E., P.O. Box 97021
         Redmond, WA 98073-9721
         206.556.8400 / / 800.426.0856
         FAX 206.556.8998
         TDD 206.356.8402